PolyMedix, Inc.

170 N. Radnor-Chester Road

Suite 300

Radnor, Pennsylvania 19087

May 26, 2010

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC  20549

Attention:  Jennifer Riegel

Re:       PolyMedix, Inc.

                                     Form S-3 Registration Statement

Registration No. 333-166024

Dear Ms. Riegel:

PolyMedix, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended, Registration No. 333-166024 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 9:30 a.m. Eastern Daylight Time on Friday, May 28, 2010, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•         should the U.S. Securities and Exchange Commission (“Commission”), or its Staff (“Staff”) acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•         the Company will not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PolyMedix, Inc.

By: /s/ Ed Smith

Ed Smith
Chief Financial Officer